Exhibit 3.1.2

2. Number, Election and Term of Office

The authorized number of directors constituting the board of directors shall be from five (5) to nine (9). The exact number of directors shall be determined from time to time by resolution of the board of directors, provided the board of directors shall consist of at least one member. This Section 2 of this Article 3 may be changed by an amendment to these by-laws adopted by (a) the vote of 66-2/3% of the outstanding Common Stock of the corporation or (b) by a resolution of the board of directors adopted by the affirmative vote of at least 66-2/3% of such authorized number of directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term expires. The directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors. The directors shall be elected in this manner at the annual meeting of the stockholders, except as provided in Section 4 of this Article 3. Each director elected shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.